SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
Third Quarter Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date November 17, 2003	By:	/s/ Brad Thompson

Brad Thompson
President & CEO

Third Quarter Report

For the quarter ended September 30, 2003

LETTER TO SHAREHOLDERS

In the third quarter of 2003, Oncolytics increased its working capital by $3.8 million through a private placement. This transaction brought the Company’s total cash and short-term investment position as of September, 30, 2003 to $15.8 million.

The Company added an additional patent to its intellectual property portfolio during the third quarter of 2003. The Company announced that it had been granted a U.S. patent covering the treatment of Ras-mediated tumours using modified adenoviruses. Allowed claims cover the use of an adenovirus modified by deleting the gene encoding for VA1, for the treatment of Ras-mediated tumours.

The Company also announced that it had entered into a research collaboration with Dr. Ramon Alemany of the Institut Catala d’Oncologia, Barcelona, Spain to further develop adenovirus vectors. Dr. Alemany’s preclinical research, published September 1, 2003 in Cancer Research, shows that VA1 mutant adenoviruses selectively replicated in and killed pancreatic cancer cells with a Ras-activated pathway.

During the quarter, the Company announced the formation of a Scientific Advisory Board consisting of Ramon Alemany, Ph.D., Richard Gorlick, M.D., Alan Tuchman, M.D., and Frank Tufaro, Ph.D. The Board will provide scientific and clinical guidance on the development of REOLYSIN®, as well as future therapeutic candidates.

We are pleased to have such a distinguished Scientific Advisory Board and we look forward to their contributions in advancing REOLYSIN® and potential future products through the clinical process.

Thank you for your interest and encouragement.

November 3, 2003	Brad Thompson, Ph.D. Chairman, President and CEO

Management’s Discussion and Analysis

This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) as at and for the three and nine months ended September 30, 2003 and 2002, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis (“MD&A”) contained in Oncolytics’ annual report for the year ended December 31, 2002. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

THIRD QUARTER HIGHLIGHTS

•	The Company increased its operating capital through a private placement by approximately $3.8 million;

•	Received its ninth U.S. patent covering the treatment of Ras mediated tumours using modified adenoviruses;

•	Entered into a research collaboration with Dr. Ramon Alemany of the Institut Catala d’Oncolgia, Barcelona, Spain to develop modified adenoviruses that are selective for Ras mediated cancers; and

•	Formed a Scientific Advisory Board of four independent advisors that will provide scientific and clinical guidance on the development of REOLYSIN® as well as other future therapeutic candidates.

CAPITAL EXPENDITURES

The Company continues to expand and protect its intellectual property. Oncolytics received four U.S. patents during the first nine months of 2003. In the third quarter of 2003, the Company received its ninth U.S. patent, covering the treatment of Ras mediated tumours using modified adenoviruses. Oncolytics expended an additional $251,600 for professional fees associated with its patent portfolio in the third quarter of 2003 compared to $209,045 in the third quarter of 2002. Total patent costs for the nine months ended September 30, 2003 were $892,532 compared to $542,762 for the nine months ended September 30, 2002.

INVESTING ACTIVITIES

Investments

Transition Therapeutics Inc. (“TTH”)

In June 2003, the Company monetized its investment in TTH and sold 6.89 million common shares in TTH for net cash proceeds of $2.6 million. The sale of TTH has provided the Company with additional operating capital that provides further cash resources to Oncolytics as it continues with its development of REOLYSIN®. As a result of the sale, an accounting loss of $2.2 million was recorded.

BCY LifeSciences (“BCY”)

The Company continues to hold its ownership in BCY which represents less than 8% of the issued and outstanding share capital of BCY. As at September 30, 2003 the book value of the investment in BCY was $0.30 million with a market value of $0.67 million.

Short-Term Investments

Under its Investment Policy, the Company is permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than one year. The Company invested $12 million under this policy and is currently earning interest at an effective rate of 2.69%.

FINANCING ACTIVITIES

On August 21, 2003, the Company closed a private placement raising net proceeds of $3.8 million through the issue of 1,363,900 common shares and 681,943 common share purchase warrants. Each common share purchase warrant entitles the holder to purchase an additional common share for $4.00 per share until February 21, 2005. In addition to the private placement, existing common share purchase warrants (“warrants”) and stock options were exercised with 17,825 warrants and 30,000 stock options exercised for proceeds of $0.12 million in the third quarter of 2003.

For the nine-month period ended September 30, 2003, the Company closed three private placements issuing 3,623,900 common shares and 2,162,533 warrants for net proceeds of $9.8 million. Also, 131,175 warrants and 30,000 stock options were exercised for proceeds of $0.46 million.

Subsequent to the end of the third quarter of 2003, the Company closed a bought deal financing, through a public offering, whereby it issued 1,200,000 common shares, 600,000 common share purchase warrants, and 120,000 broker warrants for estimated net proceeds of $5.4 million. Each common share purchase warrant entitles the holder to buy an additional common share of the Company for $6.25 and each broker warrant entitles the broker to buy a common share of the Company for $5.00. These warrants expire on April 14, 2005.

As at October 14, 2003, the Company had 3,301,358 warrants outstanding which include 495,825, 2,085,533, 120,000, and 600,000 warrants with exercise prices of $3.00, $4.00, $5.00, and $6.25 respectively. If the Company’s stock price increases above these exercise prices it believes that these warrants will be exercised prior to their expiry dates. However, if the Company experiences a decline in its stock price it is expected that, to the extent that there are outstanding warrants with an exercise price above market price, these outstanding warrants will not be exercised. If all of the warrants were exercised the Company would realize over $14.2 million in cash proceeds.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash (including short-term investments) and working capital positions at the end of the third quarter of 2003 were $15,842,771 and $15,406,056 respectively compared to cash and working capital positions as at December 31, 2002 of $8,319,244 and $7,184,699 respectively. The increase in working capital reflects cash inflows from the private placements, the exercise of common share purchase warrants and options, and the sale of the TTH shares. Cash outflows during the period arose primarily from research and development expenses, operational expenses and intellectual property expenses. As at October 31, 2003, the Company had 27,191,523 common shares issued and outstanding.

The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection. Including the October 14, 2003 bought deal financing, the Company believes that its existing capital resources are adequate to fund its current plans for research and development activities into 2006. In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements primarily through the issue of additional equity. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face. Market prices for securities in biotechnology companies are volatile and the ability to raise funds will be dependent on a number of factors, including the progress of R&D, availability of clinical trial information, and general market conditions.

CRITICAL ACCOUNTING POLICIES

Short-Term Investments

As a result of the short-term investments made during the third quarter of 2003, as permitted by its Investment Policy, the Company adopted a short-term investments accounting policy. Oncolytics’ accounting policy is to record the short-term investments at the lower of amortized cost or market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income. Short-term investments are liquid investments that are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Original maturities are greater than three months but less than one year.

Stock Based Compensation

During the third quarter of 2003, the Company elected to prospectively account for stock based compensation in accordance with the fair value method effective January 1, 2003. Therefore, the Company will expense the fair value of the stock options granted after January 1, 2003. The fair value will be determined by the Black Scholes Option Pricing Model. Previously, the Company used the intrinsic value method to account for stock based compensation.

RESULTS OF OPERATIONS

For the three month period ended September 30, 2003

SUMMARY	2003	2002	Change

Research and development expenses before refund	$985,454	$1,621,500	$(636,046)
Quebec scientific research and experimental development refund	(222,000)	—	(222,000)

Research and development expenses	763,454	1,621,500	(858,046)
Operating expenses	991,895	444,982	546,913
Other expenses net of interest income	67,469	93,401	(25,932)

	1,822,818	2,159,883	(337,065)

Income tax recovery net of capital tax	(288)	(170,000)	169,712

Net loss for the period	1,822,530	1,989,883	(167,353)

Basic and diluted loss per common share	$0.07	$0.09	$(0.02)

Research and Development Expenses (“R&D”)

During the third quarter of 2003, the Company’s R&D decreased $636,046 compared to the third quarter of 2002. The main reason for this decline was that the Company commenced and completed a large toxicology study in the third quarter of 2002 that did not occur in 2003. The Company continued to incur costs associated with the manufacturing of REOLYSIN®, its manufacturing process, and its clinical trials.

In addition, during the third quarter of 2003, the Company recorded a Quebec scientific research and experimental development (“SR&ED”) refund of $222,000 for work performed in Quebec in 2001. The Company recorded this as a reduction to R&D expenses.

Operating Expenses

During the third quarter of 2003, the Company incurred an increase in operating expenses of $546,913 compared to the third quarter of 2002. Operating expenses for the third quarter of 2003 increased due to additions to Oncolytics’ staff, increased professional fees and filing costs associated with public company filing requirements, an increase in liability insurance premiums and non-cash compensation associated with stock options granted to officers, directors and employees and stock based compensation paid to third parties.

For the nine month period ended September 30, 2003

SUMMARY	2003	2002	Change

Research and development expenses before refund	$2,313,810	$3,196,218	$(882,408)
Quebec scientific research and experimental development refund	(222,000)	—	(222,000)

Research and development expenses	2,091,810	3,196,218	(1,104,408)
Operating expenses	2,297,170	1,585,955	711,215
Other expenses net of interest income	301,883	254,424	47,459

	4,690,863	5,036,597	(345,734)
Loss on sale of investment in Transition Therapeutics Inc.	2,156,685	—	2,156,685
Income taxes expense (recovery) net of capital tax	942	(487,295)	488,237

Net loss for the period	6,848,490	4,549,302	2,299,188

Loss on sale of investment in Transition Therapeutics Inc. per share	$0.09	$—	$0.09

Basic and diluted loss per common share	0.29	0.23	0.06

Research and Development Expenses (“R&D”)

During the nine month period ending September 30, 2003, the Company’s R&D expenses declined $1,104,408 compared to 2002. The reduction in R&D expenses compared to September 30, 2002 corresponds to a reduction in direct costs relating to patient enrolment for the Company’s clinical trials which occurred in 2002, a large animal toxicology study that was performed and completed in the third quarter of 2002 and the recording of the 2001 Quebec SR&ED refund in 2003.

Operating Expenses

During the nine months ended September 30, 2003, the Company’s operating expense increased $711,215 compared to 2002. The increase in operating expenses was due to additions to Oncolytics’ staff in 2002 and 2003, the increased professional fees and filing costs associated with public company filing requirements, an increase in liability insurance premiums and non-cash compensation associated with stock options granted to officers, directors and employees and stock based compensation paid to third parties.

FUTURE INCOME TAXES

For the nine month period ended September 30, 2003, the Company accrued $942 for its estimate of capital taxes compared to a net future tax recovery of $487,295 for 2002. The future tax recovery in 2002 related to the reversal of the Company’s future tax liability as its future tax assets relating to non-capital losses, scientific research and development pools and other tax pools exceeded the value of the future tax liability.

LOSS ON SALE OF INVESTMENT IN TTH

As a result of the sale of the Company’s ownership in TTH a loss of $2,156,685 was recorded or $0.09 per share (the TTH loss per share is considered to be a non-GAAP measure and reflects the Company’s loss on sale of investment in TTH divided by its weighted average number of shares for the nine month period ended September 30, 2003). The loss represents the difference of the cash proceeds received on the sale of its TTH shares and the cost value ascribed to the investment when it was acquired through a share exchange in 2002.

FUTURE OUTLOOK

The Company expects to continue its clinical development of REOLYSIN® through broadening its clinical trial activities to include multi-center, multi-jurisdictional, intratumoural and systemic clinical trials. As the Company continues through its development it expects that its cash requirements will increase. Also, as it expands its activities into foreign jurisdictions the Company will be exposed to foreign currency risk.

FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic and the Company’s expectations as to the success of its research and development programs in 2003 and beyond, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

Balance Sheets

	UNAUDITED	AUDITED
$	September 30, 2003	December 31, 2002

ASSETS
Current assets
Cash	3,813,279	8,319,244
Short-term investments	12,029,492	—
Accounts receivable	251,237	48,536
Prepaid expenses	173,075	77,158

	16,267,083	8,444,938
Capital assets	4,967,284	4,516,813
Investments (note 3)	297,123	5,006,503

	21,531,490	17,968,254

LIABILITIES
Accounts payable and accrued liabilities	861,027	1,260,239

Alberta Heritage Foundation Loan	150,000	150,000

Contingencies (note 4)
Shareholders’ equity
Share capital (note 2)	39,614,801	30,191,572
Warrants (note 2)	995,652	114,286
Contributed surplus	3,209,061	2,702,718
Deficit	(23,299,051)	(16,450,561)

	20,520,463	16,558,015

	21,531,490	17,968,254

See accompanying notes

Statements of Loss and Deficit (Unaudited)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS	CUMULATIVE
	ENDED	ENDED	ENDED	ENDED	FROM INCEPTION
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	ON APRIL 2,
	$2003	2002	2003	2002	1998

Revenue
Rights revenue	—	—	—	—	310,000
Interest income	186,608	164,416	102,082	52,799	1,959,286

	186,608	164,416	102,082	52,799	2,269,286

Expenses
Research and development	2,091,810	3,196,218	763,454	1,621,500	15,668,691
Operating	2,297,170	1,585,955	991,895	444,982	7,104,243
Amortization	488,491	418,840	169,551	146,200	1,735,057

	4,877,471	5,201,013	1,924,900	2,212,682	24,507,991

Loss before the following	4,690,863	5,036,597	1,822,818	2,159,883	22,238,705
Loss on sale of investment in Transition Therapeutics Inc. (note 3)	2,156,685	—	—	—	2,156,685

Loss before income tax	6,847,548	5,036,597	1,822,818	2,159,883	24,395,390
Capital tax	942	(1,582)	(288)	(8,096)	18,661
Future income tax recovery	—	(485,713)	—	(161,904)	(1,115,000)

Net loss for the period	6,848,490	4,549,302	1,822,530	1,989,883	23,299,051
Deficit, beginning of the year	16,450,561	10,359,075	21,476,521	12,918,494	—

Deficit, end of period	23,299,051	14,908,377	23,299,051	14,908,377	23,299,051

Basic and diluted loss per common share	0.29	0.23	0.07	0.09

Weighted average number of shares	23,314,397	19,956,908	25,120,758	21,130,121

See accompanying notes

Statements of Cash Flows (Unaudited)

	9 MONTHS	9 MONTHS	3 MONTHS	3 MONTHS	CUMULATIVE
	ENDED	ENDED	ENDED	ENDED	FROM INCEPTION
	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	SEPTEMBER 30,	ON APRIL 2,
	$2003	2002	2003	2002	1998

OPERATING ACTIVITIES
Net loss for the period	(6,848,490)	(4,549,302)	(1,822,530)	(1,989,883)	(23,299,051)
Deduct non-cash items
Loss on sale of investment	2,156,685	—	—	—	2,156,685
Amortization	488,491	418,840	169,551	146,200	1,735,057
Future income tax recovery	—	(485,713)	—	(161,904)	(1,115,000)
Non-cash compensation	506,343	—	391,596	—	539,061
Net changes in non-cash working capital	(697,830)	(1,777,349)	(28,378)	(28,878)	367,540

	(4,394,801)	(6,393,524)	(1,289,761)	(2,034,465)	(19,615,708)

INVESTING ACTIVITIES
Intellectual property expenditures	(892,532)	(542,762)	(251,600)	(209,045)	(2,511,489)
Equipment and other	(46,430)	(195,105)	(4,999)	(5,725)	(506,673)
Short-term investments	(12,029,492)	—	(12,029,492)	—	(12,029,492)
Proceeds from sale of Transition Therapeutics Inc.	2,552,695	—	—	—	`
					2,552,695
Investment in Transition Therapeutics Inc.	—	—	—	—	(20,352)
Investment in BCY Lifesciences Inc.	—	(127,123)	—	(2,123)	(127,123)

	(10,415,759)	(864,990)	(12,286,091)	(216,893)	(12,642,434)

FINANCING ACTIVITIES
Alberta Heritage Loan	—	—	—	—	150,000
Proceeds from exercise of warrants and options	459,895	34,000	119,920	34,000	3,219,998
Net proceeds from private placements	9,844,700	—	3,783,115	—	16,518,220
Net proceeds from public offering	—	—	—	—	16,183,203

	10,304,595	34,000	3,903,035	34,000	36,071,421

Increase (decrease) in cash during period	(4,505,965)	(7,224,514)	(9,672,817)	(2,217,358)	3,813,279
Cash, beginning of period	8,319,244	14,970,756	13,486,096	9,963,600	—

Cash, end of period	3,813,279	7,746,242	3,813,279	7,746,242	3,813,279

See accompanying notes

Notes to Financial Statements

For the three and nine months ended September 30, 2003 (Unaudited)

1.	ACCOUNTING POLICIES

These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements except for the following:

Short-term investments

Short-term investments, which are liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and with original maturities greater than three months and less than one year at the time of purchase, are carried at the lower of amortized cost and market value. Gains and losses on disposal of short-term investments are included in income in the period of realization. Premiums or discounts are amortized over the remaining maturity of the instrument and reported in interest income.

Stock based compensation

During the third quarter of 2003, the Company elected to prospectively adopt the fair value method of accounting for awards granted under its stock option plan subsequent to January 1, 2003. This policy has been adopted effective January 1, 2003 and the impact of this change in accounting policy is insignificant on the first and second quarters of 2003. Previously, the intrinsic value method was used. The following tables provide pro forma net loss and pro forma basic and diluted net loss per share had compensation expense, for awards granted prior to 2003, been based on the fair value method of accounting for stock based compensation:

	9 MONTHS ENDED	9 MONTHS ENDED
	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002

Reported net loss	$6,848,490	$4,549,302
Compensation expense	34,563	326,494

Pro forma net loss	6,883,053	4,875,796

Reported basic and diluted net loss per share	0.29	0.23

Pro forma basic and diluted net loss per share	0.30	0.24

	3 MONTHS ENDED	3 MONTHS ENDED
	SEPTEMBER 30, 2003	SEPTEMBER 30, 2002

Reported net loss	$1,822,530	$1,989,883
Compensation expense	11,521	209,558

Pro forma net loss	1,834,051	2,191,441

Reported basic and diluted net loss per share	0.07	0.09

Pro forma basic and diluted net loss per share	0.07	0.10

2.	SHARE CAPITAL

Authorized: Unlimited number of common shares
Issued:

	Shares		Warrants

	NUMBER OF	AMOUNT	NUMBER OF	AMOUNT
	COMMON SHARES	$	COMMON SHARES	$

Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement (a)	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement (b)	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement (c)	1,363,900	3,801,778	813,533	349,176
Exercise of options	30,000	66,370	—	—
Exercise of warrants	131,175	420,622	(131,175)	(27,097)
Share issue costs	—	(1,043,194)	—	—

Balance, September 30, 2003	25,930,359	39,614,801	2,581,358	995,652

(a)	Pursuant to a private placement, 140,000 units were issued at an issue price of $2 per unit net of issue costs of $37,369. Each unit included one common share (ascribed value of $1.90) and one-half of one common share purchase warrant (ascribed value of $0.10) for a total of 70,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3 per share until August 10, 2004. In addition, the Company issued 7,000 common share purchase warrants on the same terms to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $1,540 and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(b)	Pursuant to a private placement, 2,120,000 units were issued at an issue price of $3 per unit net of issue costs of $637,986. Each unit included one common share (ascribed value of $2.79) and one-half of one common share purchase warrant (ascribed value of $0.21) for a total of 1,060,000 warrants. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $4 per share until December 19, 2004. In addition, the Company issued 212,000 common share purchase warrants on the same terms to the brokerage firms assisting with the transaction. The ascribed value of these broker warrants was $95,400 and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(c)	Pursuant to a private placement, 1,363,900 common shares and 681,943 common share purchase warrants were issued for gross proceeds of $4,091,738. Each common share and whole common share purchase warrant have ascribed values of $2.79 and $0.425 respectively. Each common share purchase warrant will entitle the holder to acquire one common share in the capital of the Company upon payment of $4 per share until February 21, 2005. Share issue costs related to this private placement were $367,839. In addition, the Company issued 131,590 common share purchase warrants on the same terms to the advisors assisting with the transaction. The ascribed value of these broker warrants was $59,216 and has been included in the issue costs. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

Stock Options
Issued

		WEIGHTED AVERAGE
	WARRANTS	EXERCISE PRICE $

Balance, December 31, 2002	2,653,500	4.40
Granted during period	333,000	3.08
Exercised during period	(30,000)	2.21

Balance, September 30, 2003	2,956,500	4.28

Options exercisable, September 30, 2003	2,859,000	4.36

Stock Based Compensation

The estimated fair value of the stock options issued during the three and nine months ended September 30, 2003 was determined using the Black-Scholes Option Pricing Model with the following weighted average assumptions resulting in a weighted average fair value of $1.20 per option (2002 - $1.75). The assumptions used in 2002 were used to calculate the pro forma disclosure in Note 1.

	2003	2002

Risk-free interest rate	3.08%	3.9%
Expected hold period to exercise	2 years	2 years
Volatility in the price of the corporation’s shares	68.1%	77%
Dividend yield	0%	0%

For the three and nine month periods ending September 30, 2003, the Company recorded compensation expense of $337,715 and $342,986, respectively, relating to stock options granted to the Company’s officers, directors and employees in 2003.

3.	LOSS ON SALE OF INVESTMENT IN TRANSITION THERAPEUTICS INC.

On June 14, 2002, the Company acquired 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”), a public company, through the issuance of 1,913,889 common shares of the Company from treasury. The investment was recorded at $4,709,380 (including acquisition costs of $20,352) based on the trading price of the Company’s shares at the time of acquisition. On June 6, 2003, the Company sold all of its 6,890,000 common shares of Transition Therapeutics Inc. (“TTH”) for net cash proceeds of $2,552,695 recording a loss on sale of investment of $2,156,685.

4.	CONTINGENCIES

During 1999, the Company assumed certain obligations in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB Biotech Inc. and the former shareholders of the Company to make milestone payments and royalty payments.

As of September 30, 2003, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from a designated Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as a research and development expense and will not be deductible for tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®. During the period ended September 30, 2003, the Company completed amendments and revisions to the contingent obligations to its five founding shareholders. The amendments and revisions reduced the amount and clarified the determination of potential obligations of the Company to these shareholders arising from the Agreement and Assumption Agreement entered into in 1999. If the Company receives royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, the Company is obligated to pay to the founding shareholders, 14.25% (December 31, 2002 – 20%) of the royalty payments and other payments received. Alternatively, if the Company develops the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.85% (December 31, 2002 – 4%) of Net Sales received by the Company for such products.

5.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company’s corporate by-laws require that, except to the extent expressly prohibited by law, the Company will indemnify its officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. The Company has purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. The Company believes that it has adequate insurance coverage, however there is no guarantee that all indemnification payments will be covered under the Company’s existing insurance policy.

6.	COMPARATIVE BALANCES

Certain comparative figures have been restated to conform to the current period’s presentation.

7.	SUBSEQUENT EVENT

On October 14, 2003, the Company closed a bought deal financing through a public offering and issued 1,200,000 units. Each unit consisting of one common share and one-half of one common share purchase warrant, for aggregate gross proceeds of $6 million. The Company also issued 120,000 broker warrants. Each whole common share purchase warrant and the broker warrants entitles the holder to acquire, on or before April 14, 2005, one common share of the Company for $6.25 or $5.00 per share, respectively. Net proceeds are estimated to be approximately $5.4 million.

SHAREHOLDER INFORMATION

For annual and quarterly reports, news releases and other investor information, please contact:

Doug Ball, CFO, Oncolytics Biotech Inc
Suite 210, 1167 Kensington Cres NW
Calgary, Alberta Canada T2N 1X7

Officers

Bradley Thompson, PhD
Chairman, President and Chief Executive Officer
Doug Ball, CA
Chief Financial Officer
George M Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Matt Coffey, PhD
Vice President, Product Development

Directors

Bradley Thompson, PhD
Chairman, President & CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
William A Cochrane, OC, MD
Biotech Consultant
George Masters
Biotech Consultant
Tony Noujaim, PhD
President & CEO of Virexx Research Inc.
Bob Schultz, FCA
Chairman of Rockwater Capital Corporation.
Fred Stewart, QC
President of Fred Stewart & Associates Inc.

Suite 210 – 1167 Kensington Cres NW
Calgary, Alberta Canada T2N 1X7
tel: 403.670.7377 fax: 403.283.0858
www.oncolyticsbiotech.com
tsx: ONC nasdaq: ONCY